UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ** )*

DUNCAN ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
265026 10 4
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street,
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,425,140

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		34,425,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,425,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.6%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		382,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		382,500

WITH[1]	10	SHARED DISPOSITIVE POWER

		103,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	485,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - estate
1 Numbers reported on this page exclude all Units and Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Units and Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		103,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	103,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC) 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. (predecessor to Enterprise ETE LLC) 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products GP, LLC (predecessor to Enterprise GP Holdings L.P.) 76-0568221

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products GTM, LLC 20-0534075

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GTMGP, LLC 20-0269588

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GTM Holdings L.P. 76-0568220

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	G

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.5%

14	TYPE OF REPORTING PERSON

	PN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units representing limited partner interests (the “Common Units” or the “Units”) in Duncan Energy Partners L.P., a Delaware limited partnership (the “Issuer” or “DEP”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 7 to the Schedule 13D originally filed by certain reporting persons with the Commission on February 16, 2007, as amended by Amendment No. 1 thereto, filed on February 29, 2008, Amendment No. 2 thereto, filed on December 18, 2008, Amendment No. 3 thereto, filed on April 30, 2009, Amendment No. 4 thereto, filed on June 19, 2009, Amendment No. 5 thereto, filed on July 15, 2009 and Amendment No. 6 thereto, filed on May 19, 2010 (the “Original Schedule 13D”), and (ii) Amendment No. 2 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed on May 19, 2010 (the “Duncan Trustee 13D”).
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by:
(i)	Randa Duncan Williams, a citizen of the United States residing in Houston, Texas (“Ms. Williams”);

(ii)	the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”);

(iii)	the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”);

(iv)	the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”);

(v)	DD Securities LLC, a Texas limited liability company (“DD Securities”);

(vi)	Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”);

(vii)	EPCO/Fantome, LLC, a Delaware limited liability company (“Fantome”),

(viii)	EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”);

(ix)	Dan Duncan LLC, a Texas limited liability company (“DD LLC”);

(x)	Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (“EPD GP”);

(xi)	Enterprise GP Holdings L.P. (predecessor to Enterprise ETE LLC), a Delaware limited partnership (“Holdings”);

(xii)	Enterprise Products GP, LLC (predecessor to Holdings), a Delaware limited liability company (“Products GP”);

(xiii)	Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”);

(xiv)	Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”);

(xv)	Enterprise Products Operating LLC, a Texas limited liability company (successor to Enterprise Products Operating L.P.) (“EPO”);

(xvi)	Enterprise Products GTM, LLC, a Delaware limited liability company (“GTM LLC”);

(xvii)	Enterprise GTMGP, LLC, a Delaware limited liability company (“GTMGP”); and

(xviii)	Enterprise GTM Holdings L.P., a Delaware limited partnership (“Enterprise GTM,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DD Securities, EPCO, Fantome, EPCO Holdings, DD LLC, EPD GP, Holdings, Products GP, EPD, OLPGP, EPO, GTM LLC and GTMGP, the “Reporting Persons”).
Unless otherwise defined herein, capitalized terms used herein shall have the meaning set forth in the Original Schedule 13D or the Duncan Trustee 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO and a Director of EPD GP, the sole general partner of EPD. The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expenses deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     Dr. Cunningham is currently the Chairman of the Board of Directors and a Director of EPD GP. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently a Director of EPD GP, Chief Executive Officer, President and a Director of EPCO, and Executive Vice President, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold record ownership of a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to EPD (a publicly traded Delaware limited partnership) and EPD GP in its capacity as general partner of EPD. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including the Issuer and its general partner, DEP Holdings, LLC, a Delaware limited liability company (“DEP Holdings”). EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Fantome is a wholly owned subsidiary of EPCO. Fantome has no independent operations, and its principal function is to act as financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPD GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPD GP, (ii) DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), and (iii) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD GP is the former general partner of Holdings and currently owns a non-economic general partner interest in EPD. EPD GP has no independent operations and its principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal address and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPO is an indirect wholly owned subsidiary of EPD and owns 100% of the membership interests in GTM LLC. EPO’s principal business includes: natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; offshore production platform services; and other investments. EPO also directly holds ownership interests in GTM LLC and DEP Holdings. EPO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

     GTM LLC owns 100% of the membership interests in GTMGP. GTM LLC has no independent operations, and its principal functions are to directly hold membership interests in GTMGP. GTM LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     GTMGP owns a 1.0% general partner interest in Enterprise GTM. GTMGP acts as the general partner of Enterprise GTM. GTMGP’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Enterprise GTM is an indirect wholly owned subsidiary of EPO. Enterprise GTM has no independent operations, and its principal functions are to directly hold the limited partner interests in the Issuer and certain equity interests of other affiliates of EPO. Enterprise GTM’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, Fantome, EPCO Holdings, and OLPGP, and the managers and executive officers of DD Securities, DD LLC, EPD GP, EPO, GTM LLC and GTMGP (collectively, the “Listed Persons”).
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction.
     Item 4 of each of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended to add each of the following paragraphs:
     On February 22, 2011, EPD delivered a formal proposal (the “Proposal”) to the chairman of the Audit, Conflicts and Governance Committee (the “ACG Committee”) of DEP Holdings, the general partner of DEP, to acquire all of the outstanding common units of DEP, for consideration of 0.9545 common units of EPD for each outstanding common unit of DEP, in a transaction to be structured as a merger of DEP with a wholly owned subsidiary of EPD. The Proposal is subject to customary terms and conditions, including applicable board and special committee approvals and the negotiation of definitive agreements. The ACG Committee of DEP Holdings has not responded to EPD at this time.
     While the Proposal remains under consideration or negotiation by DEP and its ACG Committee, the Reporting Persons may respond to inquiries from DEP and its ACG Committee or its representatives. Each Reporting Person does not intend to update additional disclosures in its Schedule 13D regarding any other plans or proposals by EPD until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable securities rules and regulations. A copy of the Proposal is filed herewith as Exhibit 99.10 and is incorporated by reference into this Item 4.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interests in Securities of the Issuer.
     Item 5 of each of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 34,425,140 Units, representing approximately 59.6% of the outstanding Units, including Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the

34,425,140 Units consisting of: (i) the 33,783,587 Units beneficially owned by DD LLC; (ii) the 99,453 Units beneficially owned by EPCO; (iii) the 50,000 Units owned by Alkek and Williams, Ltd., an affiliate of Ms. Williams; (iv) the 4,500 Units owned by Ms. Williams’ spouse; (v) the 2,000 Units held jointly by Ms. Williams and her spouse; and (vi) the 485,600 Units beneficially owned by the Estate. Ms. Williams disclaims beneficial ownership of the Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 33,783,587 Units beneficially owned by DD LLC, representing approximately 58.5% of the outstanding Units. DD LLC owns the general partner of EPD, which owns indirectly all of the partnership interests of Enterprise GTM, which owns 33,785,587 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.
     As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 99,453 Units beneficially owned by EPCO, representing less than 1% of the outstanding Units. The Units beneficially owned by EPCO consist of the 99,453 Units owned by its wholly owned subsidiary, EPCO Holdings. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Executors on behalf of the Estate collectively have beneficial ownership over the 485,600 Units beneficially owned by the Estate, representing less than 1% of the outstanding Units. These Units consist of (i) 382,500 Units owned directly by the Estate and (ii) 103,100 Units owned directly by DD Securities.
     Enterprise GTM holds directly 33,783,587 Units, representing 58.5% of the outstanding Units. As set forth herein, Enterprise GTM has shared voting and dispositive power over the 33,783,587 Units it directly owns.
     GTMGP holds no Units directly, but is the sole general partner of Enterprise GTM, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, GTMGP, as the sole general partner of Enterprise GTM, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     GTM LLC holds no Units directly, but is the sole member of GTMGP, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, GTM LLC, as the sole member of GTMGP, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPO holds no Units directly, but is the sole member of GTM LLC, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPO has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     OLPGP holds no Units directly, but is the sole manager of EPO and owns a 0.001% membership interest in EPO. Accordingly, OLPGP has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, OLPGP, as sole manager of EPO, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPD holds no Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPD, as the sole stockholder of OLPGP, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPD GP holds no Units directly, but is the non-economic general partner of EPD, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.

     DD LLC holds no Units directly, but is the sole member of EPD GP. Therefore, both DD LLC and the DD LLC Trustees have an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, the DD LLC Trustees have shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     DD Securities holds directly 103,100 Units, representing less than 1% of the outstanding Units. As set forth herein, DD Securities, the Estate and Ms. Williams have shared voting and dispositive power over the 103,100 Units held by DD Securities.
     EPCO beneficially owns 99,453 Units owned directly by EPCO Holdings, its wholly owned subsidiary, representing less than 1% of the outstanding Units. As set forth herein, EPCO, as the sole member of EPCO Holdings, has shared voting and dispositive power over the 99,453 Units owned directly by EPCO Holdings.
     EPCO Holdings holds directly 99,453 Units. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 99,453 Units owned directly by it.
     Fantome holds no Units directly, but Fantome has an indirect beneficial ownership interest in the 99,453 Units owned directly by EPCO Holdings, its wholly owned subsidiary. Fantome is a wholly owned subsidiary of EPCO. As set forth herein, Fantome has shared voting and dispositive power over the 99,453 Units directly owned by EPCO Holdings.
     The aforementioned ownership amounts of Units by the Reporting Persons are as of February 1, 2011 our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 57,749,158 Units outstanding as reported by the Issuer.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of each of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended to add the following paragraph:
     The information set forth under Item 4 and in Exhibit 99.10 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.
Item 7 of each of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated in its entirety as follows:

99.1	Purchase and Sale Agreement dated as of December 8, 2008 by and among (a) Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Seller Parties and (b) Duncan Energy Partners L.P., DEP Holdings, LLC, DEP Operating Partnership, L.P. and DEP OLP GP, LLC as the Buyer Parties (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 8, 2008).

99.2	Unit Purchase Agreement, dated as of December 8, 2008, by and between Duncan Energy Partners L.P. and Enterprise Products Operating LLC (incorporated by reference to Exhibit 10.9 to the Form 8-K filed December 8, 2008).

99.3	Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P., dated February 5, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 5, 2007).

99.4	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P. dated December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed January 3, 2008).

99.5	Amendment No. 2 to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P. dated November 6, 2008 (incorporated by reference to Exhibit 3.4 to Form 10-Q filed November 10, 2008).

99.6	Third Amendment to Amended and Restated Partnership Agreement of Duncan Energy Partners L.P. dated as of December 8, 2008 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed December 8, 2008).

99.7	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P. dated June 15, 2009 (incorporated by reference to Exhibit 3.1 to Form 8-K filed June 15, 2009).

99.8	Common Unit Purchase Agreement dated as of June 15, 2009 by and among Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Sellers and Duncan Energy Partners L.P. as the Buyer (incorporated by reference to Exhibit 1.2 to the Form 8-K filed June 18, 2009).

99.9	Joint Filing Agreement among Reporting Persons dated May 18, 2010 (incorporated by reference to Schedule 13D/A filed on May 19, 2010).

99.10*	Proposal Letter from Enterprise Products Partners L.P. to the Chairman of the Audit, Conflicts and Governance Committee of Duncan Energy Partners L.P., dated February 22, 2011.

*	Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2011	RANDA DUNCAN WILLIAMS
	By:	(1)

Dated: February 24, 2011	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement The ESTATE of DAN L. DUNCAN
	By:	(1)(2)(3)

Dated: February 24, 2011	ENTERPRISE PRODUCTS COMPANY DAN DUNCAN LLC ENTERPRISE PRODUCTS HOLDINGS LLC By: DAN DUNCAN LLC, its sole member

	By:	(3)

(1)	/s/ Randa Duncan Williams
Randa Duncan Williams, individually
and in the capacities set forth below, as applicable for the reporting persons noted above: Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham, in the
capacities set forth below as applicable for the reporting persons noted above: Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; and Independent Co-Executor of the Estate of Dan L. Duncan.

Duncan Energy Partners LP Schedule 13D Signature Page

(3)	/s/ Richard H. Bachmann
Richard H. Bachmann, in the capacities
set forth below as applicable for the reporting persons noted above: Trustee of the Dan Duncan LLC Voting Trust Agreement; Trustee of the EPCO, Inc. Voting Trust Agreement; Independent Co-Executor of the Estate of Dan L. Duncan; President and Chief Executive Officer of Enterprise Products Company; and Executive Vice President and Secretary of Dan Duncan LLC.

Dated: February 24, 2011	EPCO HOLDINGS, INC. EPCO/FANTOME, LLC DD SECURITIES LLC ENTERPRISE ETE LLC
	By:	/s/ W. Randall Fowler
W. Randall Fowler
President and Chief Executive Officer of EPCO Holdings, Inc. and EPCO/Fantome, LLC Executive Vice President, Chief Financial Officer and Treasurer of DD Securities LLC and Enterprise ETE LLC

Dated: February 24, 2011	ENTERPRISE PRODUCTS PARTNERS L.P.
	By:	ENTERPRISE PRODUCTS HOLDINGS LLC,
its general partner

ENTERPRISE PRODUCTS OLPGP, INC. ENTERPRISE PRODUCTS OPERATING LLC
	By:	ENTERPRISE PRODUCTS OPGP, INC.,
its sole manager

ENTERPRISE GTMGP, LLC ENTERPRISE GTM HOLDINGS, L.P.
	By:	ENTERPRISE GTMGP, LLC,
its general partner

	By:	/s/ Michael A. Creel
Michael A. Creel
President and Chief Executive Officer of Enterprise Products Holdings LLC Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC

Duncan Energy Partners LP Schedule 13D Signature Page

Dated: February 24, 2011	ENTERPRISE PRODUCTS GTM, LLC
	By:	/s/ Darryl E. Smith
Darryl E. Smith
Manager

Duncan Energy Partners LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS OLPGP, INC.
     Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation

Michael A. Creel	President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise GTMGP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director

Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Chief Executive Officer, President and Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise GTMGP, LLC

A. J. Teague	Executive Vice President and Chief Operating Officer

Executive Vice President, Chief Operating Officer and Director of Enterprise Products Holdings LLC; Executive Vice President and Chief Operating Officer of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise GTMGP, LLC

William Ordemann	Executive Vice President

Executive Vice President of Enterprise Products Holdings LLC; Executive Vice President of DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC

Appendix A-1

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Secretary and Manager

Executive Vice President, Secretary and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; Executive Vice President, Secretary and Manager of DD Securities LLC; President, Chief Executive Officer and Director of Enterprise Products Company

Ralph S. Cunningham	Executive Vice President and Manager

Executive Vice President and Manager of DD Securities LLC; Chairman of the Board of Directors of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer and Manager

Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of DEP Holdings, LLC

Appendix A-2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Secretary and Manager

Executive Vice President, Secretary and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC, Executive Vice President, Secretary and Manager of Dan Duncan LLC; President, Chief Executive Officer and Director of Enterprise Products Company

Ralph S. Cunningham	Executive Vice President and Manager

Executive Vice President and Manager of Dan Duncan LLC; Chairman of the Board of Directors of Enterprise Products Holdings LLC; Vice Chairman and Director of Enterprise Products Company

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer and Manager

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of DEP Holdings, LLC

Appendix A-3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director

Co-Chairman of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Chief Executive Officer, President and Director

Executive Vice President, Secretary and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; Executive Vice President, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Chairman of the Board of Directors of Enterprise Products Holdings LLC

Michael A. Creel	Vice Chairman and Director

Executive Vice President, Chief Financial Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC

W. Randall Fowler	Vice Chairman, Chief Financial Officer and Director

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer

Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc.; Executive Vice President of Enterprise Products Holdings LLC

Patricia A. Totten	Vice President, General Counsel and Secretary

Appendix A-4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman

Chairman and Director of Enterprise Products Company; Co-Chairman of EPCO Holdings; Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Executive Vice President, Secretary and Director

Chief Executive Officer, President, and Director of Enterprise Products Company; Executive Vice President, Secretary and Director of EPCO Holdings, Inc.; Director of Enterprise Products Holdings LLC; Executive Vice President, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer and Director

Vice Chairman and Director of Enterprise Products Company; Executive Vice President, Chief Financial Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC

W. Randall Fowler	President, Chief Executive Officer and Director

Vice Chairman, Chief Financial Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC

Appendix A-5

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman

Director of Enterprise Products Holdings LLC; Chairman and Director of Enterprise Products Company

Richard H. Bachmann	Executive Vice President, Secretary and Director

Director of Enterprise Products Holdings LLC; Chief Executive Officer, President and Director of Enterprise Products Company; Executive Vice President, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer and Director

Vice Chairman Director of Enterprise Products Company; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC

W. Randall Fowler	President, Chief Executive Officer and Director

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Director of DEP Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer

Executive Vice President of Enterprise Products Holdings LLC; Executive Vice President and Chief Operating Officer of Enterprise Products Company

Appendix A-6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS HOLDINGS LLC
     Managers and Executive Officers of Enterprise Products Holdings LLC (“EPD GP”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each manager and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation

Randa Duncan Williams	Director

Chairman and Director of Enterprise Products Company; Co-Chairman of EPCO Holdings, Inc.

Ralph S. Cunningham	Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Vice Chairman and Director of Enterprise Products Company

Michael A. Creel	President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann	Director

President, Chief Executive Officer and Director of Enterprise Products Company; Executive Vice President, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President, Chief Financial Officer and Director of Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise GTMGP, LLC

A. James Teague	Executive Vice President, Chief Operating Officer and Director

Executive Vice President and Chief Operating Officer of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC

William Ordemann	Executive Vice President

Executive Vice President of Enterprise Products OLPGP, Inc.; Executive Vice President of DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC

Appendix A-7

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS OPERATING LLC
     Managers and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with EPO and the present principal occupation or employment of each manager and executive officer of EPO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP (sole manager of EPO); Other Present Principal Occupation

Michael A. Creel	President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise GTMGP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director

Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC, Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise GTMGP, LLC

A. J. Teague	Executive Vice President and Chief Operating Officer

Executive Vice President, Chief Operating Officer and Director of Enterprise Product Holdings LLC; Executive Vice President and Chief Operating Officer of LLC and DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise GTMGP, LLC

William Ordemann	Executive Vice President

Executive Vice President of Enterprise Products Holdings LLC; and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC

Appendix A-8

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS GTM, LLC
     Managers and Executive Officers of Enterprise Products GTM, LLC (“GTM LLC”). Set forth below is the name, current business address, citizenship, position with GTM LLC and the present principal occupation or employment of each manager and executive officer of GTM LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTM LLC; Other Present Principal Occupation

Brian T. Harrison	Manager

Harold F. Kalbach, Jr.	Manager

Darryl E. Smith	Manager

Appendix A-9

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE GTMGP, LLC
     Managers and Executive Officers of Enterprise GTMGP, LLC (“GTMGP”). Set forth below is the name, current business address, citizenship, position with GTMGP and the present principal occupation or employment of each manager and executive officer of GTMGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTMGP; Other Present Principal Occupation

Michael A. Creel	President, Chief Executive Officer and Director

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc. and Enterprise Products Holdings LLC

A. James Teague	Executive Vice President and Chief Operating Officer

Executive Vice President, Chief Operating Officer and Director of Enterprise Products Holdings LLC; Executive Vice President and Chief Operating Officer of DEP Holdings, LLC and Enterprise Products OLPGP, Inc.

W. Randall Fowler	Executive Vice President and Chief Financial Officer

Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC and Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC

William Ordemann	Executive Vice President

Executive Vice President of Enterprise Products Holdings LLC and Enterprise Products OLPGP, Inc.; Executive Vice President of DEP Holdings, LLC

Appendix A-10